UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)
For the Period Ended June 30, 2018
OR
☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)
For the Transition Period from to
Commission File Number: 1-7959
STARWOOD HOTELS & RESORTS WORLDWIDE
SAVINGS AND RETIREMENT PLAN
(Full title of the plan)
Starwood Hotels & Resorts Worldwide, LLC
One StarPoint
Stamford, CT 06902
(Name of issuer of the securities held pursuant to the plan
and the address of its principal executive office)

STARWOOD HOTELS & RESORTS WORLDWIDE
SAVINGS AND RETIREMENT PLAN
FINANCIAL STATEMENTS WITH THE REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
June 30, 2018 and December 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	2

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of June 30, 2018 and December 31, 2017	3

Statement of Changes in Net Assets Available for Benefits for the period January 1, 2018 through June 30, 2018	4

Notes to Financial Statements	5

Certain schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

SIGNATURES	11

EXHIBIT INDEX

Ex 23.1 Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Profit Sharing Committee of

STARWOOD HOTELS & RESORTS WORLDWIDE SAVINGS AND RETIREMENT PLAN

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Starwood Hotels & Resorts Worldwide Savings and Retirement Plan (the Plan) as of June 30, 2018 and December 31, 2017, and the related statement of changes in net assets available for benefits for the period from January 1, 2018 through June 30, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2018 and December 31, 2017, and the changes in net assets available for benefits for the period from January 1, 2018 through June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Mayer Hoffman McCann P.C.

We have served as the Plan's auditor since 2008.

Phoenix, Arizona
December 20, 2018

STARWOOD HOTELS & RESORTS WORLDWIDE
SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
June 30, 2018 and December 31, 2017

	2018	2017
Assets:
lnvestments at fair value	$—	$1,329,186,385
Receivables:
Employer contributions	—	—
Notes receivable from participants	—	42,660,480
Accrued investment income	—	891
Total receivables	—	42,661,371
Total assets	—	1,371,847,756
Liabilities:
Accrued expenses	—	136,629
Total liabilities	—	136,629
Net assets available for benefits	$—	$1,371,711,127
See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE
SAVINGS AND RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the Period January 1, 2018 through June 30, 2018

2018
Additions to net assets attributed to:
Investment gain:
Net appreciation in fair value of investments	$6,981,410
Dividends and interest	4,504,925
Total investment gain	11,486,335

Interest income on notes receivable from participants	825,653
Contributions:
Participant rollovers	4,882
Employer	4,402
Total contributions	9,284

Investment and administrative expenses	381,503
Total additions	12,702,775

Deductions from net assets attributed to:
Benefits paid to participants	103,698,798

Total deductions	103,698,798

Net decrease in net assets before plan asset transfers	(90,996,023)
Assets transferred to other plans, net	(1,280,715,104)

Decrease in net assets	(1,371,711,127)

Net assets available for benefits, beginning of year	1,371,711,127

Net assets available for benefits, end of year	$—
See Notes to Financial Statements

STARWOOD HOTELS & RESORTS WORLDWIDE
SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
June 30, 2018 and December 31, 2017

(1)	Description of the Plan

The following description of the Starwood Hotels & Resorts Worldwide Savings and Retirement Plan (the “Plan”), provides only general information. Refer to the Summary Plan Description and the formal Plan document for a more complete description of the Plan’s provisions. The Plan was originally established effective April 1, 1997.
The Plan was sponsored by Starwood Hotels and Resorts Worldwide, LLC (“Starwood” or the “Company”). Effective September 23, 2016, Starwood became a wholly-owned subsidiary of Marriott International, Inc. (“Marriott”). Prior to September 23, 2016, Starwood was named Starwood Hotels and Resorts Worldwide, Inc. and the Plan was named Starwood Hotels & Resorts Worldwide, Inc. Savings and Retirement Plan.
Merger of the Plan
The Plan merged with and into the Marriott International, Inc. Employees’ Profit Sharing, Retirement and Savings Plan and Trust (“the Marriott Plan”) effective June 30, 2018. The Marriott Plan is sponsored by Marriott, the successor entity. The total plan assets transferred into the Marriott Plan were $1,280,715,104, which are included in the assets transferred to other plans, net line item.

General
The Plan was a defined contribution plan that qualifies under Section 401(a) of the Internal Revenue Code (the Code) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The Plan provided for employee pre-tax contributions and matching employer contributions in accordance with Section 401(k) and 401(m) of the Code. The Plan’s assets were held in a trust (Trust) pursuant to a trust agreement with the Company and State Street Bank and Trust Company (“State Street”). Effective for the first day of the last payroll period in 2017 (the “freeze date”), the Plan was frozen to new contributions and new participants.
Eligibility
Company employees become eligible to participate in the Plan when they were 21 years of age and had completed an hour of service. The Company began to match contributions once the participant had completed one “year of service” as that term is defined by the Plan. Notwithstanding the foregoing, no employees hired on or after the Freeze Date may be eligible to participate in the Plan.
Administration
Effective September 23, 2016, the Profit Sharing Committee served as the named fiduciary of the Plan. The Profit Sharing Committee had appointed a Plan Administrator, who was an employee of Marriott. The Profit Sharing Committee, all of whom are members of senior management of Marriott, were responsible for investment of the Plan assets, other than the Company Stock Fund, and had delegated many responsibilities to the investment managers it appointed. Effective September 23, 2016, the Marriott Stock Fund Investment Committee was the sole named fiduciary of the Plan with regards to the investment of the Company Stock Fund.
Contributions
Participants could contribute up to 50% of eligible compensation on a pre-tax basis, subject to the Internal Revenue Service limitations. The Company made a matching contribution in an amount equal to 100% for Participant contributions up to 1% of eligible compensation and 50% for Participant contributions between 2% and 7% of eligible compensation. Participants directed the investment of their contributions and the Company’s matching contributions into various investment options offered by the Plan. Participants could make changes to their investment options daily.

Participants who were age 50 or older by the end of the applicable Plan year and have contributed the maximum pre-tax contributions allowable by the Plan during the Plan year could make an additional pre-tax catch-up contribution. The catch-up contribution was subject to the Internal Revenue Service limitations. Notwithstanding the foregoing, all contributions into the Plan ceased as of the Freeze Date. In 2018, there were corrective contributions recorded.
Participants who did not enroll on their own and who did not opt out were automatically enrolled after 90 days of service, pursuant to the safe harbor for automatic contribution arrangements in Code Section 401(k) (13).  The initial contribution rate for those who were auto-enrolled was 3% of eligible compensation.  The 3% contribution rate increased by one percentage point each year to a maximum of 6% of eligible compensation. Participants were free to elect out of automatic enrollment at any time.

Vesting
Participants were immediately vested in their voluntary contributions and earnings thereon. Participants became 100% vested in the Company’s matching contributions and earnings thereon after two years of service.

Rollovers to the Plan
Participants could roll over to the Plan their qualifying balance from any rollover account permitted for this purpose (e.g., the trust of a qualified plan, an individual retirement account (IRA) or an individual retirement annuity) (rollover account) provided they do so no later than the 60th day following the day on which the Participant receives the distribution from such rollover account. Notwithstanding the foregoing, participants may not roll over contributions into the Plan after the Freeze Date. In 2018, there were corrective rollovers recorded.

Participants’ accounts
Separate accounts were maintained with respect to each Participant’s pre-tax contributions, employer matching contributions, and rollover contributions. Each Participant’s account was credited with the Participant’s contributions and share of investment earnings or losses and is charged with the Participant’s share of Plan expenses. Allocations of Plan earnings and losses and of investment expenses were based on the proportion of each Participant’s account balance to the total of all account balances for each investment type. Administrative expenses were allocated as described below. Plan expenses and fees are explained in detail in a mailing sent to participants annually. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes receivable from Participants (Plan loans)

Participants could borrow from the vested portion of their accounts. The minimum loan amount was $1,000, restricted to 50% of the participant’s vested account balance. The maximum loan amount was the lesser of $50,000 or 50% of the participant’s vested account balance, reduced by any outstanding loan balance in the prior year. A participant could have no more than two loans outstanding at one time. The repayment period could not exceed five years from the date of the loan (ten years if the loan proceeds were used to acquire the participant’s principal residence). The loans were collateralized by the balance in the participant’s account at the time the loan was made. The loans bore interest at a fixed rate equal to the prime interest rate as of the first business day of the month when the loan was issued, plus 1%.
Notes receivable from participants were measured at their unpaid principal balance plus accrued interest.

Payment of benefits
Participants were eligible for distribution of vested benefits upon retirement, death, disability or termination of employment. Participants could elect to receive a lump-sum amount or, subject to certain conditions, equal monthly or annual installments over a period not greater than 20 years. Participants could also elect to defer distributions, but in no event beyond April 1 of the year following the year in which the participant turned 70½.

Withdrawals of a participant’s vested benefits were also permitted upon attainment of age 59½ or, subject to Plan provisions, as a hardship distribution.
Participants leaving the Plan could roll over the qualifying portion of their distributions to a qualifying rollover account. If a terminating participant who has an account balance of between $1,000 and $5,000 does not take a distribution upon termination, the Plan automatically rolled over the participant’s account balance to a qualified IRA in the participant’s name. If a terminating participant with an account balance of under $1,000 did not elect to take a distribution upon termination, the Plan automatically distributed the account balance to the participant.

Forfeitures
Forfeitures of nonvested Company contributions were applied to reduce future Company contributions. There were no unallocated forfeited nonvested accounts at June 30, 2018 as all assets of the Plan were transferred to the Marriott Plan. Unallocated forfeited nonvested accounts totaled $295,858 as of December 31, 2017.

Administrative expenses
Administrative expenses, including investment management and recordkeeping fees, were paid from Plan assets, except to the extent the Company pays such expenses. For the period ended June 30, 2018 recordkeeping fees and participant-level investment advisor services were paid directly from participant accounts. Other administrative expenses were paid by the Plan other than legal and audit fees, which were paid by the Company. The Plan imposed fees that were deducted directly from participant accounts for initiating Plan loans ($75), processing domestic relations orders ($450), hardship distributions ($50), and overnight mailings ($50). Participants who elected to work with a Professional Account Manager through the Voya Advisor Service paid a fee that was a percentage of their account balance, and that was deducted directly from their accounts.

(2)	Summary of Significant Accounting Policies
Basis of presentation
The Financial Accounting Standards Board (FASB) sets accounting principles generally accepted in the UniteStates of America (GAAP) to ensure consistent reporting. References to GAAP issued by the FASB in the accompanying notes are to the FASB Accounting Standards Codification (FASB ASC).
The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, income is recognized when earned and expenses are recorded when incurred.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets, liabilities and net assets and the reported amount of additions to and deductions from net assets. Actual results could differ from those estimates.

Concentration of credit risk and market risk
The Plan provides for various investment fund options, which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. The Plan’s risk of credit loss was limited to the carrying value of the investments. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect Participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Subsequent events

In preparing these financial statements, management has evaluated subsequent events through December 20, 2018, the date the Plan financial statements were issued.
Fair value measurements
FASB ASC 820, Fair Value Measurements and Disclosures, establishes a common definition for fair value, establishes a framework for measuring fair value, and expands disclosures about such fair value measurements. It also establishes a hierarchy for ranking the quality and reliability of the information used to determine fair value by requiring that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1	—	Quoted prices in active markets for identical assets or liabilities.
Level 2	—
Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	—	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The investment’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.
The following is a description of the valuation methodologies used for investments measured at fair value.
Money Market Fund: Valued at cost, which approximates fair value.
Collective Trusts: Investments in common/collective trusts are valued at unit value, which is based on the aggregate current fair values of the underlying assets in relation to the total number of units outstanding. Unit value, or the equivalent of net asset value, is a practical expedient for estimating the fair values of those investments. The common collective trusts have no unfunded commitments as of December 31, 2017 and 2016, and can be redeemed daily with no redemption notice period or other redemption restrictions.
Mutual Funds: Valued using quoted market prices in active markets.
Marriott Common Stock: Valued using quoted market prices in active markets.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurements at the reporting date.
Benefits paid to Participants
Benefits paid to Participants were recorded in the period in which they were paid.

(3)	Fair Value Measurements
The Plan had no investments subject to fair value measurement at June 30, 2018. The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Money Market Fund	$—	$2,645,685	$—	$2,645,685
Mutual Funds	554,952,210	—	—	554,952,210
Marriott Common Stock	113,761,806	—	—	113,761,806
Total Assets in the fair value hierarchy	668,714,016	2,645,685	—	671,359,701
Investments measured at net asset value (a)	—	—	—	657,826,684
Total Investments at Fair Value	$668,714,016	$2,645,685	$—	$1,329,186,385

(a)
In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

(4)	Tax Status
The Plan received a favorable determination letter from the Internal Revenue Service (“IRS”) dated August 13, 2015. The determination letter was applicable for amendments adopted by the Plan through December 16, 2014. The Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and operating in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of June 30, 2018 and December 31, 2017.

(5)	Party-in-Interest Transactions
Certain Plan investments were held in funds managed by State Street. In addition, certain Plan investments are in Marriott common stock.

For the period ended June 30, 2018, the fee incurred by the Plan for the investment management services was $125,130. The fee incurred by the Plan for record-keeper services and participant paid account management services amounted to a credit of $506,633. As of June 30, 2018 and December 31, 2017, there were no record-keeping fees included in accrued expenses.

(6)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits from the financial statements to the Form 5500 at December 31, 2017. There were no net assets at June 30, 2018 as all assets of the Plan were transferred and merged into the Marriott Plan.

2017
Net assets available for benefits per financial statements	$1,371,711,127
Amounts allocated to withdrawing Participants	(1,490,099)
Deemed distributions for the purpose of Form 5500	(474,169)
Net assets available for benefits per Form 5500	$1,369,746,859

The following is a reconciliation of benefits paid to Participants as reported in the financial statements for the period ended June 30, 2018 to Form 5500:

2018
Benefits paid to Participants per financial statements	$103,698,798
Amounts allocated to withdrawing Participants at December 31, 2017	(1,490,099)
Deemed distributions for the purpose of Form 5500 at December 31, 2017	(474,169)
Benefits paid to Participants per Form 5500	$101,734,530

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STARWOOD HOTELS & RESORTS WORLDWIDE SAVINGS AND RETIREMENT PLAN

Date: December 20, 2018	By:	/s/ Tracey Ballow
Tracey Ballow
Plan Administrator